EXHIBIT (12)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve
	Months Ended
	June 30, 2016

Income before provision for income taxes and fixed charges (Note A)	$149,764,173

Fixed charges:
Interest on long-term debt	$44,895,297
Interest on short-term debt	185,680
Other interest	1,083,520
Rental expense representative of an interest factor (Note B)	9,861,706

Total fixed charges	$56,026,203

Ratio of earnings to fixed charges	2.67	x

NOTE A:          For the purpose of determining earnings in the calculation of the ratio, net income has been increased by the provision for income taxes, non-operating income taxes, and by the sum of fixed charges as shown above.

NOTE B:          One-third of rental expense (which approximates the interest factor).